Phillips 66

January 3, 2012

Via EDGAR

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Phillips 66

          Registration Statement on Form 10-12B

          Filed November 14, 2011

          File No. 001-35349

Dear Ms. Parker:

Our responses to the comments raised in your letter dated December 12, 2011, are set forth below. The Staff’s comments are shown in bold followed by our responses.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Form 10. Unless otherwise specified, all references to page numbers and captions in our responses correspond to the marked copy of the preliminary information statement filed as Exhibit 99.1 to Amendment No. 1.

Form 10-12B Filed November 14, 2011

General

1.	References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.

Response: Acknowledged.

2.	You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response: Acknowledged.

U.S. Securities and Exchange Commission

January 3, 2012

3.	We note your statement in several places in the document that you will provide in subsequent amendments certain information, such as information regarding the Phillips 66 compensation programs and the treatment of outstanding ConocoPhillips equity awards in the separation. With each amendment, you should provide all required information, to the extent such information is determinable at the time of filing. We will defer the review of your future filings until such omitted disclosure is provided. Accordingly, please provide the missing information, or provide us with details as to when decisions will be made such that the information will be available.

Response: Acknowledged. With regard to information currently omitted from the Form 10, we will include such information in future amendments as we finalize decisions relating to the separation, including the final terms of the separation agreements, the expected leadership of Phillips 66 and treatment of outstanding benefits and equity awards. This information is expected to be finalized during the first quarter of 2012.

4.	Please file all omitted exhibits and provide other omitted disclosure. Once you file all the omitted items, including any material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, we may have additional comments. In this regard, tell us whether you have any agreements regarding your joint ventures, such as those with Spectra Energy Corp. in DCP Midstream and with Chevron Corporation in CPChem, and whether you intend to file these as exhibits. Similarly, tell us whether you intend to file as an exhibit your supply agreement with DCP Midstream. Ensure that you allow sufficient time for your response to our review in each case.

Response: We confirm we expect to file copies of material agreements relating to our joint ventures, such as those with Spectra Energy Corp. related to DCP Midstream and with Chevron Corporation related to CPChem, as exhibits to future amendments to the Form 10. We do not currently believe the supply agreement with DCP Midstream is material and, as a result, do not expect it to be filed as an exhibit to our Form 10. The terms and conditions of the DCP supply agreement are similar to other supply agreements we have in place and enter into in the ordinary course of business, and our business is not substantially dependent on it.

Preliminary Information Statement

5.	We note that no vote of ConocoPhillips stockholders is required to approve the separation and its material terms. With a view toward disclosure in the questions and answers section, please tell us why such approval is not required and was not sought.

Response: The Form 10 has been revised to disclose why stockholder approval is not required and was not sought (under the heading “Summary—Questions and Answers About the Separation and Distribution” on page 7):

“Q: Why is no stockholder vote required to approve the separation and its material terms?

A: Delaware law does not require a shareholder vote to approve the separation because the separation does not constitute a transfer of all or substantially all of the assets of ConocoPhillips to Phillips 66.”

U.S. Securities and Exchange Commission

January 3, 2012

Risk Factors, page 19

6.	Please revise to eliminate text which mitigates the risks you present, such as some clauses which precede or follow “although,” “while,” or “however.” Also revise to state the risks plainly and directly, rather than indicating that there can be “no assurance” of a particular outcome.

Response: The Form 10 has been revised in response to the Staff’s comments regarding Risk Factor disclosures (under the headings “Summary—Summary Risk Factors” on pages 16 and 17, and “Risk Factors” on pages 19-24, 26, 27 and 29-31).

The Separation, page 34

7.	Please revise your disclosure to explain briefly how the financial terms of the separation were determined, including but not limited to the financing arrangements.

Response: The Form 10 has been revised to include the following discussion of how the financial terms of the separation were determined (under the heading “The Separation—Incurrence of Debt” on page 37):

“We have designed our capital structure with the expectation we will receive an investment grade credit rating from Standard & Poor’s Rating Service and Moody’s Investor Service. We believe this structure will ensure adequate liquidity for day-to-day operations and contingencies upon separation and, by ensuring that our debt remains investment grade upon separation, will create favorable terms for our initial financings.”

Business and Properties, page 44

Segment and Geographic Information, page 47

Chemicals, page 59

8.	We note your discussion of the possible construction of a world-scale ethane cracker. Please explain the purpose of industry processes such as ethane cracking.

Response: The Form 10 has been revised to explain the ethane cracking processes (under the heading “Business and Properties—Chemicals” on page 59):

“The manufacturing of petrochemicals and plastics involves the conversion of hydrocarbon-based raw material feedstock into higher value products, often through a thermal process referred to in the industry as “cracking.” For example, ethylene can be produced from cracking the feedstocks ethane, propane, butane, natural gasoline or certain refinery liquids, such as naphtha and gas oil. The produced ethylene has a number of uses, primarily as a raw material for the production of plastics, such as polyethylene and polyvinyl chloride. Plastic resins, such as polyethylene, are manufactured in a thermal/catalyst process, and the produced output is used as a further feedstock for various applications, such as packaging and plastic pipe.”

U.S. Securities and Exchange Commission

January 3, 2012

Management, page 64

9.	For each director, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Response: The Form 10 has been revised to include the specific experience, qualifications, attributes or skills that led to the conclusion each director named to date should serve as a director in accordance with Item 401(e) of Regulation S-K (under the heading “Directors—Board of Directors Following the Distribution” on pages 65 and 66). In future amendments to the Form 10, we will update this disclosure for any additional directors we expect to be named to the Phillips 66 Board of Directors.

Unaudited Pro Forma Condensed Combined Financial Statements, page 91

10.	In Note (b) you discuss adjustments to interest expense, loan fees and amortization of debt issuance costs resulting from the assumed incurrence of $7.6 billion in debt in connection with the separation. Tell us how these amounts meet the factually supportable criteria in Rule 11-02(b)(6) of Regulation S-X.

Response: Please see the response to Comment 7 for a discussion of how the financial terms of the separation were determined. In order to meet the post-separation capitalization criteria outlined by management and expected to be necessary for Board of Directors approval of the separation, Phillips 66 will have incurred substantial debt financing at the separation date. We consider it critical the impact of such significant financing, which is not reflected in the historical combined financial statements, be presented in pro forma financial information to meet the objective of Regulation S-X 11-02(a) to “provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. Such statements should assist investors in analyzing the future prospects of the registrant because they illustrate the possible scope of the change in the registrant’s historical financial position and results of operations caused by the transaction.”

Moreover, section 3250.1(a)(2) of the Staff’s Financial Reporting Manual (FRM) provides that, in the context of a business combination, a pro forma adjustment may be made to reflect the effects of additional financing necessary to complete the acquisition. We believe the disclosure issues relating to the financing to be incurred as part of the separation of Phillips 66 from ConocoPhillips are analogous to those relating to a business combination, and therefore we have included in the Unaudited Pro Forma Condensed Combined Financial Statements a pro forma adjustment to reflect the effects of the Phillips 66 financing (and subsequent cash contribution to ConocoPhillips) that will be required to complete the separation.

With respect to the interest expense, loan fees and amortization of debt issuance costs, the assumed structure and content of the new debt and liquidity facilities were based on market conditions present at the time we filed the Form 10, consistent with the guidance contained in section 3260.1 of the FRM. Further, the interest rates, fees and issuance costs associated with the incurrence of the new debt and liquidity facilities were based on term sheets provided by various banking institutions using current market rates. Since actual interest rates could vary from those depicted, we provided, also based on the guidance contained in section 3260.1 of the FRM, the impact to interest expense for a one-eighth percent variance in interest rates. We will update our

U.S. Securities and Exchange Commission

January 3, 2012

assumptions and disclosures in future Form 10 amendments as new information becomes available.

In summary, we believe pro forma presentation of the planned financing of Phillips 66 in connection with the separation meets the factually supportable criteria of Regulation S-X 11-02(b)(6).

11.	In Note (g) you describe assets and liabilities associated with ConocoPhillips sponsored pension plans and other employee benefit arrangements for Phillips 66 employees located in the United States and United Kingdom. Tell us why such amounts are not included in the historical financial statements of Phillips 66, as would be consistent with the guidance in SAB Topic 1.B.

Response: Phillips 66 does not have separate pension and postretirement plans for U.S. and U.K. employees. Rather, these employees participate in the ConocoPhillips sponsored defined benefit pension and post retirement health and life insurance plans; assets for Phillips 66 employees are not segregated within the plans and the related obligations would stay with the plans should Phillips 66 withdraw from the plans. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 715-30-55-64 addresses situations regarding separate financial statements of a subsidiary that participates in the parent’s benefit plans, and it requires the use of the multiemployer approach to benefit accounting and disclosures. Accordingly, consistent with the FASB’s guidance in ASC 715-30, prior to the separation from ConocoPhillips, Phillips 66 accounts for its participation in these pension and postretirement plans as multiemployer plans (Shared Plans). Under this approach, the historical combined income statement includes a reasonable and appropriate allocation of benefit costs for these employees and thus meets the requirements of Staff Accounting Bulletin Topic 1.B. As required by ASC 715-80, only unpaid contributions are required to be reflected as a liability in the balance sheet of companies participating in multiemployer plans. Phillips 66 did not have unpaid contributions, and thus its historical U.S. GAAP combined balance sheet did not include employee benefit assets and liabilities for its Shared Plans. However, because the Shared Plans will be split between Phillips 66 and ConocoPhillips at separation, the pro forma condensed combined balance sheet includes adjustments, as described in Note (g) to the Unaudited Pro Forma Condensed Combined Financial Statements, to reflect an estimate of employee benefit assets and liabilities for known Phillips 66 employees that currently participate in the Shared Plans.

Audited Combined Financial Statements for Phillips 66

Note 21—Segment Disclosures and Related Information, page F-43

12.	From the table on page F-44, it appears your equity in the earnings of the Midstream and Chemicals businesses account for greater than 20% of your consolidated income before taxes for 2010. Please explain how you determined that separate financial statements for DCP Midstream and CPChem would not be required to comply with Item 3-09 of Regulation S-X.

Response: In performing the Regulation S-X 3-09 significance testing for 2010, Phillips 66 qualified for the use of income averaging as required by computational note 2 of S-X 1-02(w). For the supplemental information of the Staff, Phillips 66’s average income before taxes (IBT) for the five-year period 2006 through 2010 was $4.7 billion, compared with 2010 IBT of $1.3 billion. Since 2010 IBT was more than 10 percent lower than the five-year average, the five-

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January 3, 2012

year average was substituted in the S-X 3-09 income test. After this substitution, our proportionate share of the IBT of each of our equity affiliates was less than 20 percent of consolidated IBT; thus no separate financial statements of any equity affiliate was required to be filed with the Form 10. As the financial statement periods presented are updated in future amendments to the Form 10 filing, we will continue to perform the S-X 3-09 significance tests to determine if separate financial statements for any of our equity affiliates are required to be filed.

In response to your request, we hereby acknowledge each of the following:

1.	The adequacy and accuracy of the disclosures in the above filing is our responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

3.	We may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PHILLIPS 66

/s/ Greg C. Garland

Greg C. Garland

President

cc:	Mr. Jeff W. Sheets
Senior Vice President, Finance
and Chief Financial Officer
ConocoPhillips
Mr. Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
Mr. Timothy T. Griffy
Ernst & Young LLP